Exhibit 99.1

51job, Inc. Reports Second Quarter 2021 Financial Results

SHANGHAI, September 24, 2021 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the second quarter of 2021 ended June 30, 2021.

Second Quarter 2021 Financial Highlights:

•	Net revenues increased 32.6% over Q2 2020 to RMB1,098.7 million (US$170.2 million)

•	Online recruitment services revenues increased 17.4%

•	Other human resource related revenues increased 56.2%

•	Income from operations was RMB109.3 million (US$16.9 million)

•	Fully diluted earnings per share was RMB2.66 (US$0.41)

•	Excluding share-based compensation expense, loss from foreign currency translation, and change in fair value of listed equity securities investment, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share was RMB3.64 (US$0.56)

Second Quarter 2021 Unaudited Financial Results

Net revenues for the second quarter ended June 30, 2021 were RMB1,098.7 million (US$170.2 million), an increase of 32.6% from RMB828.6 million for the same quarter in 2020.

Online recruitment services revenues for the second quarter of 2021 increased 17.4% to RMB590.6 million (US$91.5 million) compared with RMB503.3 million for the same quarter in 2020 primarily due to improved market conditions and more hiring activity from employers this year. While the Company believes there will be continued recovery in its online recruitment business in 2021, the recruitment outlook may be affected by uncertainty in the ongoing global pandemic and occasional restrictions instituted by authorities to contain outbreaks in China.

Other human resource related revenues for the second quarter of 2021 increased 56.2% to RMB508.1 million (US$78.7 million) from RMB325.4 million for the same quarter in 2020. The growth was primarily driven by strong demand for training services, campus recruitment campaigns, placement projects and business process outsourcing services this year.

Gross profit for the second quarter of 2021 increased 21.8% to RMB678.9 million (US$105.1 million) from RMB557.5 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 61.8% in the second quarter of 2021 compared with 67.3% for the same quarter in 2020. The increase in cost of services was primarily due to higher employee compensation expenses, staff additions and greater direct costs, such as venue rentals and media production services, incurred in providing training, campus recruitment and placement services to employers.

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51job, Inc. Reports Second Quarter 2021 Financial Results

September 24, 2021

Operating expenses for the second quarter of 2021 increased 45.3% to RMB569.5 million (US$88.2 million) from RMB391.9 million for the same quarter in 2020. Sales and marketing expenses for the second quarter of 2021 increased 55.7% to RMB455.6 million (US$70.6 million) from RMB292.7 million for the same quarter of the prior year, primarily due to greater spending on brand advertising as well as more headcount and higher employee compensation expenses. Advertising and promotion expenses increased 86.9% to RMB127.4 million (US$19.7 million) in the second quarter of 2021 from RMB68.2 million in the same quarter of the prior year. The Company has plans to significantly increase sales and marketing investments this year to strengthen its brands and promote its wide range of service offerings.

General and administrative expenses for the second quarter of 2021 increased 14.8% to RMB113.9 million (US$17.6 million) from RMB99.2 million for the same quarter of the prior year, primarily due to higher employee compensation, share-based compensation, and professional services fees.

Income from operations for the second quarter of 2021 was RMB109.3 million (US$16.9 million) compared with RMB165.5 million for the second quarter of 2020. Operating margin, which is income from operations as a percentage of net revenues, was 9.9% in the second quarter of 2021 compared with 20.0% for the same quarter in 2020. Excluding share-based compensation expense, operating margin would have been 14.4% in the second quarter of 2021 compared with 24.6% for the same quarter in 2020.

The Company recognized a loss from foreign currency translation of RMB12.5 million (US$1.9 million) in the second quarter of 2021 compared with RMB0.5 million in the second quarter of 2020, primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits.

Interest and investment income for the second quarter of 2021 was RMB31.9 million (US$4.9 million) compared with RMB66.4 million in the second quarter of 2020, primarily due to the reallocation of cash resources from time deposits to lower interest-bearing demand accounts.

The Company recognized a mark-to-market, non-cash loss of RMB5.2 million (US$0.8 million) in the second quarter of 2021 compared with a gain of RMB56.8 million in the second quarter of 2020 associated with a change in fair value of listed equity securities investment in Huali University Group Limited, which is traded on the Hong Kong Stock Exchange.

Other income in the second quarter of 2021 included local government financial subsidies of RMB85.2 million (US$13.2 million) compared with RMB144.9 million in the second quarter of 2020.

Net income attributable to 51job for the second quarter of 2021 was RMB181.7 million (US$28.1 million) compared with RMB376.7 million for the same quarter in 2020. Fully diluted earnings per share for the second quarter of 2021 was RMB2.66 (US$0.41) compared with RMB5.55 for the same quarter in 2020.

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51job, Inc. Reports Second Quarter 2021 Financial Results

September 24, 2021

In the second quarter of 2021, total share-based compensation expense was RMB49.3 million (US$7.6 million) compared with RMB38.1 million in the second quarter of 2020.

Excluding share-based compensation expense, loss from foreign currency translation, and change in fair value of listed equity securities investment, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the second quarter of 2021 was RMB248.7 million (US$38.5 million) compared with RMB358.5 million for the second quarter of 2020. Non-GAAP adjusted fully diluted earnings per share was RMB3.64 (US$0.56) in the second quarter of 2021 compared with RMB5.28 in the second quarter of 2020.

As of June 30, 2021, cash and short-term investments totaled RMB10,812.9 million (US$1,674.7 million) compared with RMB10,761.9 million as of December 31, 2020.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.4566 to US$1.00, the noon buying rate on June 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of listed equity securities investment, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and change in fair value of listed equity securities investment, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation, mark-to-market gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain from foreign currency translation and change in fair value of listed equity securities investment, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Second Quarter 2021 Financial Results

September 24, 2021

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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51job, Inc. Reports Second Quarter 2021 Financial Results

September 24, 2021

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Second Quarter 2021 Financial Results

September 24, 2021

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	503,254	590,594	91,471
Other human resource related revenues	325,374	508,147	78,702
Net revenues	828,628	1,098,741	170,173
Cost of services (Note 2)	(271,176)	(419,884)	(65,032)
Gross profit	557,452	678,857	105,141

Operating expenses:
Sales and marketing (Note 3)	(292,732)	(455,648)	(70,571)
General and administrative (Note 4)	(99,192)	(113,888)	(17,639)
Total operating expenses	(391,924)	(569,536)	(88,210)
Income from operations	165,528	109,321	16,931

Loss from foreign currency translation	(547)	(12,523)	(1,940)
Interest and investment income, net	66,419	31,938	4,947
Change in fair value of listed equity securities investment	56,806	(5,158)	(799)
Other income, net	144,590	85,015	13,167
Income before income tax expense	432,796	208,593	32,306
Income tax expense	(59,621)	(37,517)	(5,811)
Net income	373,175	171,076	26,495
Net loss attributable to non-controlling interests	3,485	10,600	1,642
Net income attributable to 51job, Inc.	376,660	181,676	28,137

Net income	373,175	171,076	26,495
Other comprehensive loss	(5)	(225)	(35)
Total comprehensive income	373,170	170,851	26,460

Earnings per share:
Basic	5.62	2.69	0.42
Diluted	5.55	2.66	0.41

Weighted average number of common shares outstanding:
Basic	67,009,015	67,434,856	67,434,856
Diluted	67,878,333	68,247,200	68,247,200

Notes:
(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4566 to US$1.00 on June 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2) Includes share-based compensation expense of RMB6,079 and RMB7,875 (US$1,220) for the three months ended June 30, 2020 and 2021, respectively.
(3) Includes share-based compensation expense of RMB5,225 and RMB6,770 (US$1,048) for the three months ended June 30, 2020 and 2021, respectively.
(4) Includes share-based compensation expense of RMB26,826 and RMB34,684 (US$5,372) for the three months ended June 30, 2020 and 2021, respectively.

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51job, Inc. Reports Second Quarter 2021 Financial Results

September 24, 2021

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	1,050,271	1,135,956	175,937
Other human resource related revenues	569,468	857,938	132,878
Net revenues	1,619,739	1,993,894	308,815
Cost of services (Note 2)	(525,479)	(741,650)	(114,867)
Gross profit	1,094,260	1,252,244	193,948

Operating expenses:
Sales and marketing (Note 3)	(568,924)	(929,566)	(143,971)
General and administrative (Note 4)	(189,834)	(209,428)	(32,436)
Total operating expenses	(758,758)	(1,138,994)	(176,407)
Income from operations	335,502	113,250	17,541

Gain (Loss) from foreign currency translation	9,624	(7,178)	(1,112)
Interest and investment income, net	110,734	91,955	14,242
Change in fair value of equity securities investment	66,697	(18,413)	(2,852)
Other income, net	148,925	89,744	13,900
Income before income tax expense	671,482	269,358	41,719
Income tax expense	(96,392)	(52,164)	(8,079)
Net income	575,090	217,194	33,640
Net loss attributable to non-controlling interests	6,816	21,707	3,362
Net income attributable to 51job, Inc.	581,906	238,901	37,002

Net income	575,090	217,194	33,640
Other comprehensive income (loss)	303	(163)	(25)
Total comprehensive income	575,393	217,031	33,615

Earnings per share:
Basic	8.70	3.54	0.55
Diluted	8.56	3.50	0.54

Weighted average number of common shares outstanding:
Basic	66,906,106	67,421,251	67,421,251
Diluted	67,942,579	68,202,198	68,202,198

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4566 to US$1.00 on June 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB11,996 and RMB14,077 (US$2,181) for the six months ended June 30, 2020 and 2021, respectively.

(3) Includes share-based compensation expense of RMB10,312 and RMB12,102 (U$1,874) for the six months ended June 30, 2020 and 2021, respectively.

(4) Includes share-based compensation expense of RMB52,946 and RMB62,068 (US$9,613) for the six months ended June 30, 2020 and 2021, respectively.

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51job, Inc. Reports Second Quarter 2021 Financial Results

September 24, 2021

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	432,796	208,593	32,306
Add: Share-based compensation	38,130	49,329	7,640
Add: Loss from foreign currency translation	547	12,523	1,940
Add (Less): Change in fair value of listed equity securities investment	(56,806)	5,158	799
Non-GAAP income before income tax expense	414,667	275,603	42,685
GAAP income tax expense	(59,621)	(37,517)	(5,811)
Tax effect of non-GAAP line items	(8)	(9)	(1)
Non-GAAP income tax expense	(59,629)	(37,526)	(5,812)
Non-GAAP adjusted net income	355,038	238,077	36,873
Non-GAAP adjusted net income attributable to 51job, Inc.	358,523	248,677	38,515
Non-GAAP adjusted earnings per share:
Basic	5.35	3.69	0.57
Diluted	5.28	3.64	0.56
Weighted average number of common shares outstanding:
Basic	67,009,015	67,434,856	67,434,856
Diluted	67,878,333	68,247,200	68,247,200

	For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	671,482	269,358	41,719
Add: Share-based compensation	75,254	88,247	13,668
Add (Less): (Gain) Loss from foreign currency translation	(9,624)	7,178	1,112
Add (Less): Change in fair value of listed equity securities investment	(66,697)	18,413	2,852
Non-GAAP income before income tax expense	670,415	383,196	59,351
GAAP income tax expense	(96,392)	(52,164)	(8,079)
Tax effect of non-GAAP line items	(39)	84	13
Non-GAAP income tax expense	(96,431)	(52,080)	(8,066)
Non-GAAP adjusted net income	573,984	331,116	51,285
Non-GAAP adjusted net income attributable to 51job, Inc.	580,800	352,823	54,647
Non-GAAP adjusted earnings per share:
Basic	8.68	5.23	0.81
Diluted	8.55	5.17	0.80
Weighted average number of common shares outstanding:
Basic	66,906,106	67,421,251	67,421,251
Diluted	67,942,579	68,202,198	68,202,198

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4566 to US$1.00 on June 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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51job, Inc. Reports Second Quarter 2021 Financial Results

September 24, 2021

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
ASSETS
Current assets:
Cash	3,292,698	9,036,457	1,399,569
Restricted cash	2,258	—	—
Short-term investments	7,469,213	1,776,482	275,142
Accounts receivable (net of allowance of RMB26,798 and RMB24,240 as of December 31, 2020 and June 30, 2021, respectively)	290,480	329,184	50,984
Prepayments and other current assets	492,980	562,226	87,078
Total current assets	11,547,629	11,704,349	1,812,773
Non-current assets:
Time deposits	719,189	732,212	113,405
Long-term investments	1,576,250	1,556,171	241,020
Property and equipment, net	273,157	269,892	41,801
Goodwill	1,036,124	1,036,124	160,475
Intangible assets, net	163,503	145,628	22,555
Right-of-use assets	307,869	314,536	48,715
Other long-term assets	13,946	424,144	65,692
Deferred tax assets	38,013	44,102	6,831
Total non-current assets	4,128,051	4,522,809	700,494
Total assets	15,675,680	16,227,158	2,513,267
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	83,087	136,943	21,210
Salary and employee related accrual	182,565	134,771	20,873
Taxes payable	172,254	122,720	19,007
Advances from customers	1,158,604	1,310,715	203,004
Lease liabilities, current	34,952	42,406	6,568
Other payables and accruals	1,178,955	1,305,834	202,248
Total current liabilities	2,810,417	3,053,389	472,910
Non-current liabilities:
Lease liabilities, non-current	44,949	47,719	7,391
Deferred tax liabilities	232,087	225,891	34,986
Total non-current liabilities	277,036	273,610	42,377
Total liabilities	3,087,453	3,326,999	515,287
Mezzanine equity:
Redeemable non-controlling interests	189,811	167,434	25,932

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 67,406,657 and 67,437,209 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	54	54	8
Additional paid-in capital	5,206,154	5,301,874	821,156
Statutory reserves	18,474	18,474	2,861
Accumulated other comprehensive income	276,975	276,812	42,873
Retained earnings	6,871,090	7,109,991	1,101,197
Total 51job, Inc. shareholders' equity	12,372,747	12,707,205	1,968,095
Non-controlling interests	25,669	25,520	3,953
Total equity	12,398,416	12,732,725	1,972,048
Total liabilities, mezzanine equity and equity	15,675,680	16,227,158	2,513,267

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4566 to US$1.00 on June 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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